Exhibit 99.1

Press release

Biophytis Highlights Innovative Approach to Obesity Treatment During Key ECO 2025 Presentation

Paris (France) and Cambridge (Massachusetts, USA), May 15, 2025 - 07:00 AM (CET) - Biophytis SA (Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company specializing in developing treatments for age-related diseases, today announced its active participation at the 32nd European Congress on Obesity (ECO 2025), held from May 11 to 14 in Malaga, Spain.

During this premier international event, which brings together leading experts, clinicians, researchers, and industry stakeholders to discuss the latest advances in obesity research and treatment, Biophytis was selected to deliver an oral presentation.

The company’s Clinical Research Lead, Dr Serge Camelo, presented the latest clinical development data from the OBA program with BIO101 (20-hydroxyecdysone), Biophytis’ innovative drug candidate targeting muscle loss and function decline in patients with obesity treated with GLP-1 receptor agonists.

The oral presentation, entitled “OBA: a phase 2 clinical trial testing the drug candidate BIO101 (20E) to limit the loss of muscle mass and function induced by semaglutide in patients with obesity” highlighted promising results from preclinical study, Quinolia study and SARA INT trial. In the preclinical study, the combination treatment (BIO101+semaglutide) tends to revert contraction amplitude and kinetic alterations due to semaglutide alone. The clinical data demonstrated that BIO101, when administered to overweight and obese patients undergoing hypocaloric diets, was associated with a reduction in fat mass and a trend towards preservation of muscle strength compared to placebo. Additionally, subgroup analyses from the phase 2 SARA-INT study suggested a potential benefit of BIO101 on muscle function in sarcopenic obese patients, supporting the advancement of the OBA phase 2 trial.

“Presenting our results in obesity at an international congress such as ECO marks a significant milestone for Biophytis. These encouraging findings reinforce our commitment to advancing BIO101 as a therapeutic option for patients with obesity, especially those at risk of muscle loss due to GLP-1 RA treatment,” commented Stanislas Veillet, CEO of Biophytis.

You can access the full presentation here.

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Phase 2 OBA Study in Obese Patients Treated with a GLP-1 RA (Semaglutide or Wegovy)

The phase 2 OBA study is a double-blind, randomized, placebo-controlled clinical trial that will recruit 164 patients with obesity (BMI ≥30) or overweight (BMI ≥27 with one or more comorbidities such as hypertension) at the initiation of GLP-1 RA therapy combined with a hypocaloric diet. Double-blind treatment with 350 mg BID of BIO101 (20-hydroxyecdysone) will be administered over a 21-week period. The primary efficacy endpoint is muscle strength, measured by knee extension. Secondary endpoints include the 6-minute walk distance and other performance tests, muscle strength normalized to lean mass, appendicular lean mass, fat mass, biomarkers, and various patient-reported outcomes (PROs).

The principal investigator is Marc-André Cornier, Professor of Medicine at the University of South Carolina and President of the American Obesity Society.

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Press release

The phase 2 OBA clinical trial is expected to begin in the second half of 2025, pending final regulatory approvals for the opening of the eight planned clinical centers in the United States and Europe, subject to the company’s financial resources.

Initial results on the safety and efficacy of the drug candidate BIO101 (20-hydroxyecdysone) are anticipated by mid-2025 at the earliest.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401).

For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements using words such as "outlook", "believes", "expects", "potential", "continues", "may", "will", "should", "could", "seeks", "predicts", "intends", "trends", "plans", "estimates", "anticipates" or the negative version of these words or other comparable words. These forward-looking statements are based on assumptions that Biophytis considers reasonable. However, there can be no assurance that the statements contained in these forward-looking statements will prove to be correct, as they are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not presently known to Biophytis or that Biophytis currently deems immaterial. Consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. Please also refer to the "Risks and Uncertainties Facing the Company" section of the company's 2023 Annual Financial Report available on the BIOPHYTIS website (www.biophytis.com) and as set forth in the "Risk Factors" section of Form 20-F and other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contact

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr - +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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